UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            ANGLOGOLD ASHANTI LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    035128206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                                 Nicholas Jordan
                                Company Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 18, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS  ANGLO AMERICAN PLC
  1                                ------------------

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                                                     ---------------------------
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  AF
                          --
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales
                                               -----------------
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
                       ----
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            134,788,099
     EACH              -----------
   REPORTING    ----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH
                       NONE
                       ----
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       134,788,099
                       -----------
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        134,788,099
        -----------
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.99%
        ------
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
        --
--------------------------------------------------------------------------------




                               Page 2 of 15 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS  ANGLO SOUTH AFRICA CAPITAL (PTY) LTD
  1                                ------------------------------------

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                                                     ---------------------------
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [ ]
        (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  AF
                          --
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa
                                               ----------------------------
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
                       ----
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            134,788,099
     EACH              -----------
   REPORTING    ----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH
                       NONE
                       ----
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       134,788,099
                       -----------
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        134,788,099
        -----------
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.99%
        ------
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
        --
--------------------------------------------------------------------------------



                               Page 3 of 15 Pages

         This Amendment No. 4 ("Amendment No. 4") amends and restates the Statement on Schedule 13D, originally filed on November 21, 2003, and amended and supplemented on February 25, 2004 by Amendment No. 1, on May 10, 2004 by Amendment No. 2 and on June 7, 2004 by Amendment No. 3.

         Since the date of Amendment No. 3, the Reporting Persons have acquired beneficial ownership of 2,700,000 Ordinary Shares.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D, as amended from time to time (this "Statement"), relates to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Ashanti Limited (formerly, AngloGold Limited), a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 11 Diagonal Street, Johannesburg, 2001 South Africa.

Item 2.  Identity and Background.

         This Statement is being jointly filed by Anglo American plc and Anglo South Africa Capital (Pty) Ltd. (together, the "Reporting Persons").

         Anglo American plc ("Anglo American"), a corporation incorporated under the laws of England and Wales, has its principal executive offices at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom and is a global leader in the mining and natural resource sectors.

         Anglo South Africa Capital (Pty) Ltd. ("Anglo SA Capital"), a corporation incorporated under the laws of the Republic of South Africa, has its principal executive offices at 44 Main Street, Johannesburg 2001 South Africa and is an indirect, wholly owned subsidiary of Anglo American.

         Anglo SA Capital is a wholly owned subsidiary of Anglo South Africa
(Pty) Ltd. ("ASA"), which is a wholly owned subsidiary of Anglo American Corporation of South Africa Limited ("AACSA"), which is a wholly owned subsidiary of Anglo American International S.A. ("AA International"), which is a wholly owned subsidiary of Anglo American (ASA, AACSA, and AA International, collectively the "Holding Companies"). Other than pursuant to the directions received from Anglo American, none of the Holding Companies have or share the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The directors and executive officers of each of Anglo American and Anglo SA Capital are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         During the last five years, none of the Reporting Persons or the Holding Companies nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or



                               Page 4 of 15 Pages
similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Considerations.

         The aggregate consideration (including securities tax and other costs) paid for the Ordinary Shares acquired since the date of Amendment No. 3 is ZAR 524,951,335.87. The funds for the purchases have been supplied by a subsidiary of Anglo American.

Item 4.  Purpose of Transaction.

         Anglo American is the largest shareholder of the Issuer. Currently, five members of the Board of Directors of the Issuer are affiliated with Anglo American. Anglo American does not currently intend to have more than five members affiliated with Anglo American (excluding for these purposes Mr. R.M. Godsell, Chief Executive Officer of the Issuer) on the Issuer's Board of Directors at any time. However, currently there is no agreement between the Issuer and Anglo American concerning membership on the Issuer's Board of Directors by Anglo American.

         Anglo American historically reported its beneficial ownership of the Ordinary Shares on a Statement on Schedule 13G as such beneficial ownership was acquired prior to the Ordinary Shares being registered pursuant to Section 12 of the Exchange Act. As a result of the business combination transaction between the Issuer and Ashanti Goldfields Company Limited that became effective on April 26, 2004 (the "Ashanti Transaction"), the percentage ownership interest of the Reporting Persons in the Ordinary Shares was reduced to less than a majority. The Ordinary Shares the acquisition of which was reported pursuant to the original Schedule 13D and Amendments No. 1, 2 and 3 and is reported pursuant to this Amendment No. 4 were acquired as part of the purchases intended to increase the Reporting Persons' percentage ownership interest in the Ordinary Shares to at least a majority after giving effect to the Ashanti Transaction. The Reporting Persons intend to acquire from time to time additional Ordinary Shares from the Issuer, through open market purchases or privately negotiated transactions as may be necessary to enable them to maintain at least a majority ownership interest in the Ordinary Shares.

         The Reporting Persons intend to continuously review their holdings in the Issuer on a regular basis and, as a result thereof, in determining plans or proposals with respect to the Issuer, may at any time or from time to time determine to (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of any securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business, financial condition and prospects, other developments concerning the Issuer and its businesses generally, other developments and other business opportunities available to the Reporting Persons, developments with respect to the



                               Page 5 of 15 Pages

Reporting Persons' business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration, or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 134,788,099 Ordinary Shares representing 50.99% of the outstanding Ordinary Shares. The calculation of the foregoing percentage is based on the number of Ordinary Shares outstanding as of June 7, 2004 (the "Outstanding Shares").

         Mr. B.E. Davison is a beneficial owner of 1330 Ordinary Shares representing less than 0.01% of the Outstanding Shares as trustee and beneficiary of the Barry Davison Trust, which owns such Ordinary Shares, and shares voting and dispositive power over such Ordinary Shares, with R.J. Davison and Colin Bertram Brayshaw, as co-trustees of the trust.

         Mr. R.M. Godsell is a beneficial owner of 460 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. Mr. R.M. Godsell is also a beneficial owner of 166,300 Ordinary Shares that Mr. Godsell has the right to acquire upon the exercise of the options issued under the Issuer's Share Incentive Scheme. The number of Ordinary Shares beneficially owned by Mr. Godsell represents less than 0.1% of the Outstanding Shares.

         Mr. P.C. Holding is a beneficial owner of 736 Ordinary Shares representing less than 0.01% of the Outstanding Shares and has sole voting and dispositive power with respect to such Ordinary Shares.



                               Page 6 of 15 Pages

         Except as disclosed in this Item 5(a), none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibits A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) All decisions with respect to the voting and/or disposition of the Ordinary Shares owned by the Reporting Persons are currently made by the Executive Committee of Anglo American. Accordingly, Anglo American has the power to direct the voting and/or disposition of the Ordinary Shares held by Anglo SA Capital, and Anglo SA Capital has the power to vote and/or dispose the Ordinary Shares (which power is exercised at the direction of Anglo American). The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) On June 17, 2004, Anglo SA Capital committed to acquire and on June 18, 2004 acquired from Lonmin plc 2,700,000 Ordinary Shares at a price of ZAR 194.43 per Ordinary Share (including securities tax and other costs) as part of an international offering by Lonmin plc of the Ordinary Shares owned by Lonmin plc. The settlement for the purchase will be effected on June 25, 2004 through the facilities of the JSE Securities Exchange of South Africa.

         Except as disclosed in this Amendment No. 4, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares since June 7, 2004, the date of Amendment No. 3.

(d) To the best knowledge of the Reporting Persons, other than the Holding Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On June 17, 2004, Anglo SA Capital committed to acquire and on June 18, 2004 acquired from Lonmin plc 2,700,000 Ordinary Shares at a price of ZAR 194.43 per Ordinary Share (including securities tax and other costs) as part of an international offering by Lonmin plc of the Ordinary Shares owned by Lonmin plc. The settlement for the purchase will be effected on June 25, 2004 through the facilities of the JSE Securities Exchange of South Africa. No written agreement was entered into in connection with the purchase of such Ordinary Shares from Lonmin plc.

         On June 4, 2004, Anglo SA Capital acquired from Lonmin plc 3,500,000 Ordinary Shares at a price of ZAR 214.71 per Ordinary Share. The purchase was effected through the JSE Securities Exchange of South Africa. No written agreement was entered into in connection with the purchase of such Ordinary Shares from Lonmin plc.

         In connection with the Ashanti Transaction, Anglo American irrevocably and unconditionally agreed to vote (in person or by proxy) in favor of any proposed special



                               Page 7 of 15 Pages
resolution at an extraordinary general meeting of the Issuer to change the name of the Issuer. Anglo American has performed its undertaking, and the Issuer changed its name from AngloGold Limited to AngloGold Ashanti Limited effective April 26, 2004.

         Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

 Exhibit          Description

 Exhibit A        Directors and Officers of Anglo American and Anglo SA Capital.

 Exhibit C        Joint Filing Agreement among the Reporting Persons pursuant to
                  Rule 13d-1(k)(1)(iii).

 Exhibit E        Irrevocable undertaking to vote in favour of change of
                  AngloGold Limited's name.




                               Page 8 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 21, 2004                             ANGLO AMERICAN PLC

                                            /s/ Nicholas Jordan
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title


Dated:

June 21, 2004                        ANGLO SOUTH AFRICA CAPITAL
                                     (PTY) LTD
                                          By:  ANGLO AMERICAN PLC

                                          Pursuant to the Joint Filing Agreement


                                            /s/ Nicholas Jordan
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title



                               Page 9 of 15 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description

Exhibit A         Directors and Officers of Anglo American and Anglo SA Capital.

Exhibit C         Joint Filing Agreement among the Reporting Persons pursuant to
                  Rule 13d-1(k)(1)(iii).

Exhibit E         Irrevocable undertaking to vote in favour of change of
                  AngloGold Limited's name.




                              Page 10 of 15 Pages

                                                                       EXHIBIT A
                                                                       ---------

               DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO AMERICAN

         The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo American plc are set forth below.

Name:                   Sir Mark Moody-Stuart (Chairman)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chairman, Anglo American

Name:                   Mr A.J. Trahar (Chief Executive)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chief Executive, Anglo American

Name:                   Mr D.J. Challen (Non-Executive Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Company Director

Name:                   Mr B.E. Davison (Executive Director)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Executive Director, Anglo American

Name:                   Dr C.E. Fay (Non-Executive Director)
Citizenship:            British
Business Address:       Merrifield, Links Road, Bramley, Guilford Surrey GU5 0AL United Kingdom
Principal Occupation:   Director of Companies

Name:                   Mr R.M. Godsell (Non-Executive Director)
Citizenship:            South African
Business Address:       11 Diagonal Street, Johannesburg 2001, South Africa
Principal Occupation:   Executive Director and Chief Executive, AngloGold Ashanti Limited

Name:                   Mr A.W. Lea (Finance Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Finance Director, Anglo American

Name:                   Mr G. Lindahl (Non-Executive Director)
Citizenship:            Swedish
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Company Director



                              Page 11 of 15 Pages

Name:                   Mr R.J. Margetts  (Senior Independent Non-Executive Director)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Chairman, Legal and General Group plc

Name:                   Dr Maria Silvia Bastos Marques (Non-Executive Director)
Citizenship:            Brazilian
Business Address:       Rua do Mercado, 11/1711/17 andar, 20010-120, Centro, Rio de Janeiro
Principal Occupation:   Director of Companies

Name:                   Mr W.A. Nairn (Executive Director)
Citizenship:            South African
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:   Technical Director, Anglo American

Name:                   Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:            South African
Business Address:       De Beers House, corner Diamond Drive and Crownwood Road, Theta,
                        Johannesburg, 2013, South Africa
Principal Occupation:   Director and Chairman, De Beers S.A.

Name:                   Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:            South African
Business Address:       BP Town Square, 61 St. George's Hall, Cape Town 8001, South Africa
Principal Occupation:   Regional President, BP Africa

Name:                   Sir David Scholey (Non-Executive Director)
Citizenship:            British
Business Address:       1 Finsbury Avenue, London EC2M 2PP, United Kingdom
Principal Occupation:   Director of Companies

Name:                   Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:            Belgium
Business Address:       Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:   Director of Companies




                              Page 12 of 15 Pages

              DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO SA CAPITAL

         The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo SA Capital are set forth below.

Name:                  Mr. P.R.N. Arthur
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Executive VP: General Counsel AACSA

Name:                  Mr. D.D. Barber
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Finance Director: AACSA

Name:                  Mr. P.M. Baum
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Chairman and CEO: Ferrous Metals and Industries Division,
                       Anglo American

Name:                  Mr. B.E. Davison
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Executive Director, Anglo American

Name:                  Mr. P.C. Holding
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Senior VP: International Accounts, AACSA

Name:                  Mr. N.B. Mbazima
Citizenship:           Zambian
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Chief Financial Officer, Anglo Coal

Name:                  Mr. W.A. Nairn
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Group Technical Director, Anglo American

Name:                  Mr. A.J. Trahar
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Chief Executive, Anglo American

Name:                  Mr. P.L. Zim
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001
Principal Occupation:  Deputy CEO, AACSA



                              Page 13 of 15 Pages

                                                                       EXHIBIT C
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 2003 ("Schedule 13D), with respect to the ordinary shares, par value Rand 0.25 each of AngloGold Limited is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, and that this shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this agreement as of November 21, 2003.


                                                  ANGLO AMERICAN PLC

                                                  By:  /s/  A.J. Trahar
                                                       ------------------------

                                                  Name:    A.J. Trahar

                                                  Title:   Chief Executive



                                                  ANGLO SOUTH AFRICA CAPITAL
                                                  (PTY) LIMITED

                                                  By:  /s/  A.J. Trahar
                                                       ------------------------

                                                  Name:    A.J. Trahar

                                                  Title:   Director



                                                  By:  /s/  D.J. Alison
                                                       ------------------------

                                                  Name:    D.J. Alison

                                                  Title:   Secretary



                              Page 14 of 15 Pages

                                                                       EXHIBIT E
                                                                       ---------

             IRREVOCABLE UNDERTAKING TO VOTE IN FAVOUR OF CHANGE OF
                            ANGLOGOLD LIMITED'S NAME

[ANGLO AMERICAN PLC LETTERHEAD]


Private & Confidential


AngloGold Limited
11 Diagonal Street
Johannesburg 2001
PO Box 62117
Marshalltown 2107
Republic of South Africa

22nd May 2003

Dear Sirs

         Irrevocable Undertaking to Vote in Favour of Change of AngloGold Limited's Name

In connection with a proposed merger between AngloGold Limited (the "Company") and Ashanti Goldfields Company Limited by way of a scheme of arrangement under the Ghana Companies Code of 1963, as amended (the "Merger"), we hereby irrevocably and unconditionally agree to vote (in person or by proxy) in favour of any proposed special resolution at an extraordinary general meeting of the Company to change the name of the Company.

Yours faithfully

/s/:  AW Lea
--------------------

AW Lea
for and on behalf of
ANGLO AMERICAN PLC





                              Page 15 of 15 Pages